UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

The Singing Machine Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829322403

(CUSIP Number)

Jay B Foreman

301 Yamato Road

Suite 4200

Boca Raton, FL 33431

(561) 997-8901

With a Copy to:

Michael Rosenthal

150 N. Riverside Plaza, Suite 3000

Chicago, IL 60606

(312) 819-1900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jay B. Foreman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,534 (1)
	8	SHARED VOTING POWER 1,098,901(2)
	9	SOLE DISPOSITIVE POWER 33,534 (1)
	10	SHARED DISPOSITIVE POWER 1,098,901 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,132,435 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 31,867 shares of common stock, par value $0.01 (“Common Stock”) of The Singing Machine Company, Inc. (the “Issuer”) held directly by Mr. Foreman and (ii) 1,667 shares of Common Stock issuable upon the exercise of stock options held directly by Mr. Foreman within 60 days of this report (the “Foreman Options”).

(2) Includes 1,098,901 shares of Common Stock held directly by Regalia Ventures LLC (“Regalia”), an entity wholly owned by Mr. Foreman. Mr. Foreman is deemed to have shared voting and investment power with respect to the shares held of record by Regalia.

(3) Based on 6,419,728 shares of Common Stock, which consists of (i) 6,418,061 shares of Common Stock outstanding as of November 21, 2023, as reported on the Current Report on Form 8-K filed by the Issuer on November 22, 2023 and (ii) 1,667 shares issuable upon the exercise of the Foreman Options.

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1	NAMES OF REPORTING PERSONS Regalia Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,098,901
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,098,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,901(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 6,418,061 shares of Common Stock outstanding as of November 21, 2023, as reported on the Current Report on Form 8-K filed by the Issuer on November 22, 2023

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Singing Machine Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309.

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Jay B. Foreman and Regalia Ventures LLC (“Regalia”), a Delaware limited liability company (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The mailing address of each Reporting Person is 301 Yamato Road, Suite 4200, Boca Raton, FL 33431.

(c)	Mr. Foreman serves as a member of the Board of Directors of the Issuer and his present principal occupation is acting as Chief Executive Officer of Basic Fun!, a toy company that makes Tonka™ trucks, Carebears™, K’NEX™, Lincoln Logs™, Playhut™. The principal business address of Basic Fun! is 301 Yamato Road, Suite 4200, Boca Raton, FL 33431. Regalia is an entity wholly owned by Mr. Foreman and is primarily in the business of holding securities for investment purposes. Its principal business address is 301 Yamato Road, Suite 4200, Boca Raton, FL 33431.

(d)	Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Foreman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The options directly held by Mr. Foreman to purchase 1,667 shares of the Issuer’s Common Stock were acquired in June 2022 in connection with his service as a member of the board of directors of the Issuer. The shares of Common Stock held directly by Mr. Foreman were purchased using personal funds in a public offering by the Issuer of its Common Stock.

The shares of Common Stock held directly by Regalia were purchased using funds contributed to Regalia by Mr. Foreman in a private placement of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 above is incorporated herein by reference.

On November 20, 2023, Regalia entered into that certain Stock Purchase Agreement (the “SPA”) with the Issuer pursuant to which Regalia and certain other purchasers agreed to purchase from the Issuer shares of Common Stock, in a private placement (the “Private Placement”). The Private Placement closed on November 21, 2023 (the “Closing Date”). A copy of the SPA is included as Exhibit 99.2 hereto by way of incorporation by reference to exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 22, 2023. Under the Private Placement, on the Closing Date, Regalia purchased from the Issuer 1,098,901 shares of Common Stock, at a price per share of $0.91, for a total of $1,000,000.

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Pursuant to the SPA, during the six (6) month period after the Closing Date, Regalia may make a written request for registration (such written demand, a “Demand Registration”) under the Securities Act of all or any portion of the Shares purchased pursuant to the SPA (the “Registrable Shares”) pursuant to a registration statement registering the resale from time to time of the Registrable Shares held by Regalia (the “Demand Registration Statement”); provided, however, that the Issuer shall not be obligated to file any such Demand Registration Statement if the Company has, within the three (3) month period preceding the date of such request, already effected a Demand Registration for the another purchaser of shares under the SPA. The Demand Registration Statement shall be on Form S-3 (“Form S-3”) or, if Form S-3 is not then available to the Company, on Form S-1 or such other appropriate form permitting registration of such Registrable Shares for resale by Regalia. The Issuer shall use reasonable best efforts to cause the Demand Registration Statement to be declared effective as soon as commercially possible after filing. Once effective, the Issuer shall use reasonable best efforts to keep the Demand Registration Statement continuously effective and shall cause the Demand Registration Statement to be supplemented and amended to the extent necessary to ensure that such registration statement is available or, if not available, to ensure that another registration statement is available, under the Securities Act at all times until the later of (i) each holder of Registrable Shares covered by the Demand Registration Statement owns less than five percent (5%) of the then-outstanding Common Stock and (ii) such shares may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission).

In addition, pursuant to the SPA, for so long as Regalia holds at least 5% of the outstanding Common Stock of the Issuer, the Issuer shall take all action necessary to, at a minimum, nominate a designee of Regalia to serve on the board of directors of the Issuer, at each annual meeting of the stockholders of the Issuer.

The summary contained herein of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibits 99.1 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the SPA, which has some restrictions on the potential actions described in this Item 4, depending on various factors, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the SPA, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, subject to the terms of the SPA, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents or agreements of the Issuer, in each case including through the Reporting Persons’ representation on the board of directors of the Issuer. For example, the Reporting Persons have informed the Issuer that there could be potential strategic transactions that may be viable for the Issuer to pursue with affiliates of the Reporting Persons, together with potentially others in the Issuer’s industry, which the Reporting Persons believe have the potential to enhance stockholder value. While no such transaction is currently planned or in formal discussions (and accordingly, no specific terms or conditions are currently contemplated), the Reporting Persons reserve the right to propose or otherwise seek to pursue such a transaction in the future.

Except as described herein, neither any of the Reporting Persons nor any of the persons listed on Exhibit 99.2 hereto has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

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Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c). Except as set forth herein, no transactions in Common Stock were effected by either of the Reporting Persons during the 60 days prior to the date hereof.

(d)	Except as set forth herein, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

On November [___], 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Form of Stock Purchase Agreement, dated as of November 20, 2023 (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 22, 2023)
99.2	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023

/s/ Jay B. Foreman
Jay B. Foreman

REGALIA VENTURES LLC

/s/ Jay B Foreman
Name:	Jay B Foreman
Title:	Sole Member